UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 18-K
For Foreign Governments and Political Subdivisions Thereof
ANNUAL REPORT
of
KFW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2006
SECURITIES REGISTERED
(As of the close of the fiscal year) *

	Amount as to which	Names of exchanges on which
Title of Issue	registration is effective	registered
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
Krystian Czerniecki
Sullivan & Cromwell LLP
Neue Mainzer Straße 52
60311 Frankfurt am Main, Germany

EXPLANATORY NOTE
FORM 18-K
SIGNATURES
EXHIBIT INDEX
Exhibit (d)
Exhibit (e)
Exhibit (f)
Exhibit (g)

EXPLANATORY NOTE
          This annual report on Form 18-K for the fiscal year ended December 31, 2006 is filed by KfW, also known as Kreditanstalt für Wiederaufbau, an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). This annual report on Form 18-K is intended to be incorporated by reference into the prospectus dated April 9, 2007 of KfW and KfW International Finance Inc., a Delaware corporation (“KfW Finance”). KfW Finance is a wholly-owned subsidiary of KfW incorporated in the State of Delaware for the sole purpose of issuing and selling debt securities guaranteed by KfW and transferring the net proceeds of such sales to KfW.
          In this annual report, references to “€”, “euro” and “EUR” are to the single European currency of the member States of the European Union participating in the euro, including the Federal Republic of Germany. References to “U.S. dollars”, “$” or “USD” are to United States dollars.
FORM 18-K
1.	In respect of each issue of securities of KfW and KfW Finance registered, a brief statement as to:
(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or amortization installment.

Not applicable.

KfW
2.	A statement as of the close of the last fiscal year of KfW giving the total outstanding of:
(a)	Internal funded debt of KfW. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of KfW (including KfW Finance and Deutsche Investitions- und Entwicklungsgesellschaft mbH (“DEG”), a wholly owned subsidiary of KfW) outstanding as of December 31, 2006 was EUR 171 billion.

(b)	External funded debt of KfW. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Funded Debt of KfW Bankengruppe”, note (7) to the table on p. 80 of Exhibit (d), which is hereby incorporated by reference herein.
3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of KfW outstanding as of the close of the last fiscal year of KfW.
See “Supplementary Information on Funded Debt of KfW Bankengruppe”, p. 80 of Exhibit (d), which is hereby incorporated by reference herein.
4.	(a)	As to each issue of securities of KfW which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of KfW.

For a description of KfW’s holdings of its outstanding debt securities, see “Financial Section — Management’s Comments on the Consolidated Financial Statements — Changes in Other Balance Sheet Items”, p. 42 of Exhibit (d), which is hereby incorporated by reference herein. The amount of registered debt securities included in these holdings is not substantial in relation to the total volume of outstanding registered debt securities.
(2)	Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3) Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by KfW to reacquire such securities.

Not applicable.
5.	A statement as of the close of the last fiscal year of KfW giving the estimated total of:
(a)	Internal floating indebtedness of KfW. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of KfW (including KfW Finance and DEG) outstanding as of December 31, 2006 was EUR 14 billion.

(b)	External floating indebtedness of KfW. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of KfW (including KfW Finance and DEG) outstanding as of December 31, 2006 was (in millions):

Japanese yen	32,794
U.S. dollars	15,520
Hungarian forint	2,349
Icelandic korunas	2,021
Pounds sterling	1,091
Czech korunas	446
Norwegian kroner	444
South African rand	297
Hong Kong dollars	219
Mexican pesos	201
Turkish lira	139
Australian dollars	130
New Zealand dollars	104
Swiss francs	93
Canadian dollars	56
Swedish krona	49
Botswana Pula	28
Romanian Leu	4
Singapore dollars	4

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of KfW for each fiscal year of KfW ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.
See “Financial Section — Management’s Comments on the Consolidated Financial Statements — Earnings Position”; “Financial Statements of KfW — Statement of Income”; “Financial Statements of KfW Bankengruppe — Statement of Income”; “Notes to Financial Statements — Accounting and Valuation Methods”, and “Notes to Financial Statements — Notes on the Statement of Income”, pp. 43, 48, 51, 53 and 65 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the government of the Federal Republic during 2006.

	(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2006.
8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the Registrant, and of any further gold stocks held by the registrant.
Not applicable.
9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.
Not applicable.

10.	The balance of international payments of KfW for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need be furnished only if KfW has published balances of international payments.)
Not applicable.

Federal Republic of Germany
2.	A statement as of December 31, 2006 giving the total outstanding of:
(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded indebtedness of the Federal Republic outstanding as of December 31, 2006 was EUR 912.4 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.) For information on the total debt of the Federal Republic, see “Tables and Supplementary Information — I. Direct Debt of the Federal Government — Summary”, p. G-34 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

As of December 31, 2006, the Federal Republic had external funded indebtedness of US$ 5.04 billion, GBP 0.01 billion, SEK 0.02 billion and CHF 0.02 billion.
3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.
See “Tables and Supplementary Information — I. Direct Debt of the Federal Government”, pp. G-34 to G-37 of Exhibit (d), which are hereby incorporated by reference herein.

4.	(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

(1) Total amount held by or for the account of the Federal Republic.

Not applicable.
(2)	Total estimated amount held by nationals of the Federal Republic; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3) Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.
5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:
(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness, which is defined as the proportion of total internal funded indebtedness that is payable during calendar year 2007, of the Federal Republic outstanding as of December 31, 2006 was EUR 35.6 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.) For information on the total debt of the Federal Republic, see “Tables and Supplementary Information — I. Direct Debt of the Federal Government — Summary”, p. G-34 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.
6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.
See “The Federal Republic of Germany — Public Finance”, pp. G-25 to G-33 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the Federal Republic during 2006.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2006.
8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect to the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.
See “The Federal Republic of Germany — Monetary and Financial System — Money Supply and Prices” and “The Federal Republic of Germany — Monetary and Financial System — Official Foreign Exchange Reserves”, pp. G-20 to G-22 of Exhibit (d), which are hereby incorporated by reference herein.
9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such suffice.
See “The Federal Republic of Germany — The Economy — International Economic Relations”, pp. G-16 to G-19 of Exhibit (d), which are hereby incorporated by reference herein.
10.	The balance of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need be furnished only if the Federal Republic has published balances of international payments.)
See “The Federal Republic of Germany — The Economy — International Economic Relations”, pp. G-16 to G-19 of Exhibit (d), which are hereby incorporated by reference herein.

This annual report comprises:
(a)	Pages numbered 1 to 11, consecutively.

(b)	The following exhibits:

Exhibit (a)	—	None.

Exhibit (b)	—	None.

Exhibit (c)	—	The latest annual budget for the Federal Republic of Germany (pp. G-26 and G-31 of Exhibit (d) hereto).

Exhibit (d)	—	Description of KfW and the Federal Republic of Germany, dated May 16, 2007.

Exhibit (e)	—	Consent of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

Exhibit (f)	—	Consent of the Federal Republic of Germany.

Exhibit (g)	—	Certain information relating to KfW’s debt securities.
     This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant KfW has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized,

KFW
By:	/s/ Ingrid Matthäus-Maier
	Name:	Ingrid Matthäus-Maier
	Title:	Managing Director

By:	/s/ Dr. Günther Bräunig
	Name:	Dr. Günther Bräunig
	Title:	Managing Director

Date: May 16, 2007

EXHIBIT INDEX

Exhibit	Description
(c)	Latest annual budget for the Federal Republic of Germany (pp. G-26 and G-31 of Exhibit (d) hereto).

(d)	Description of KfW and the Federal Republic of Germany, dated May 16, 2007.

(e)	Consent of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

(f)	Consent of the Federal Republic of Germany.

(g)	Certain information relating to KfW’s debt securities.